April 12, 2007
Ms. Louise Dorsey
Securities and Exchange Commission
Mail Stop 5546
100 F Street, N.E.
Washington D.C. 20549
Dear Ms. Dorsey:
We filed a preliminary proxy statement for Arizona Land Income Corporation (AZL) on February 1, 2007. The purpose of the proxy is to get shareholder approval for a proposed transaction where AZL would acquire certain entities (currently owned by principals of The Shidler Group) owning real properties. Following the completion of the transaction, The Shidler Group principals would have control of the combined ownership entities — in other words, a reverse acquisition.
One of the SEC comments provided to us was a request to provide clarification on how we determined the accounting acquirer (comment 56). With the approval of the SEC, we provided a response by fax on March 30, 2007. Upon your review of our response, we discussed the SEC’s view with Cicely LaMothe of the Commission accounting staff on Wednesday April 11, 2007. According to Cicely, it is the SEC’s position that FIN 46R is only authoritative literature for consolidation and should not be considered in the determination of control for purposes of FAS 141. The authoritative literature for determining control for FAS 141 is solely EITF 02-05. Since EITF 02-05 is not satisfied in our situation, we do not qualify for reorganization accounting even if we are considered to have common control under FIN 46R.
We believe that entities that are consolidated by the same parent should be considered to be under common control. Once it is determined that common

Ms. Louise Dorsey
April 12, 2007

control exists, we believe that FAS 141 should be applied in the same manner, regardless of the authority for establishing control.
Since our views are inconsistent, we would like to schedule a discussion of this issue with the Office of the Chief Accountant at your earliest convenience. You may contact me at (808) 927-5555.
Sincerely,
Lawrence J. Taff
Managing Partner

Copies to:	Cicely LaMothe, SEC Wilson Lee, SEC Tori Lambert, PriceWaterhouseCoopers Carl Merkle, McGladrey & Pullen Jay Weber, McGladrey & Pullen